

October 16, 2014

Via E-Mail

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, New York 10176

> RE: **Echo Therapeutics, Inc.**
> **Revised Preliminary Proxy Statement filed by Platinum Partners Value**
> **Arbitrage Fund L.P., et. al. filed on October 14, 2014**
> **Soliciting Materials filed pursuant to Rule 14a-12 on October 6, 2014**
> **File No. 001-35218**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Revised Preliminary Proxy Statement

Cover Letter

1.   We note the statements included in Exhibit C to your response letter. Please include Dr. Goldberg and Mr. Goldberg as participants in your solicitation and on the cover page of your proxy statement. See Instruction 3 to Item 4 of Schedule 14A for the definition of the term "participant."

2.   We note your references to "Lingering Directors." Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with the factual support for these assertions. In this regard, please note that the factual foundation offered must be reasonable. See Rule 14a-9. Alternatively, refer to the directors whose removal you seek by a different term.

3.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that (i) Mr. Grieco, Mr. Enright and Mr. Smith "have spent the better part of the last year repeatedly breaching their fiduciary duties and engaging in self-dealing by implementing a calculated and

comprehensive plan that has entrenched them and tightened their control over the Company, including by silencing…Dr. Michael M. Goldberg and Shepard M. Goldberg… making it potentially punitively expensive for stockholders to exercise their rights against the Company" and (ii) the indemnification agreements entered into by Mr. Grieco, Mr. Enright and Mr. Smith were "gold-plated."

4. With respect to your disclosure in the fifth paragraph of the cover letter, clarify whether the "stockholder calls" for the resignation of Mr. Grieco, Mr. Enright and Mr. Smith were solely those of Platinum and its affiliates or associates, or included independent security holders.

5. We note your response to prior comment 1. We reissue the first bullet point of the comment: provide us with the full document in Exhibit B. Also, with respect to the first and the fifth bullet points, it is unclear how the statements of Dr. Goldberg and Mr. Goldberg, having been nominated by Platinum entities, and in the case of Dr. Goldberg working for an affiliate of Platinum, provide support for the referenced disclosure.

6. With respect to the disclosure identified in the second bullet point of prior comment 1, please revise it to clarify that you refer to the Mr. Grieco, Mr. Enright and Mr. Smith as "controlling" solely on a mathematical basis.

7. Please provide us with the full document in Exhibit D.

8. We reissue the fourth bullet point of the comment. Please provide us with more recent support for your disclosure.

9. We note your response to prior comment 2. Provide support for the quoted disclosure in the body of our prior comment. Also, with respect to the first and the second bullet points, it is unclear how the statements of Dr. Goldberg and Mr. Goldberg, having been nominated by Platinum entities, and in the case of Dr. Goldberg working for an affiliate of Platinum, provide support for the referenced disclosure.

10. We reissue the third bullet point in prior comment 2. The supporting document does not refer to breaches of fiduciary duties.

11. We reissue prior comment 3. We are unable to see the revisions referenced in your response.

12. We note your statement that you are "not seeking control of the Board." With a view toward revised disclosure, tell us whether you recently engaged in negotiations with the company to obtain the resignation of Mr. Grieco, Mr. Enright and Mr. Smith and to replace them with individuals that you approved.

13. We note your response to prior comment 4. Revise your disclosure to **highlight** in the cover page and elsewhere that you may not be able to cause the company to call a special meeting given your lack of sufficient shares to comply with company bylaw 1.3. Also, (i)

clarify that you intend to call the special meeting in the event the company refuses to do so, (ii) describe the authority you believe you have to call a special meeting in place of the company board, and (iii) disclose that your actions may be subject to judicial review prior to a determination of their validity and that a court may nullify both your call of the special meeting and its results.

Summary of the Justification for Removing the Lingering Directors for Cause, page 3

14.   We reissue prior comment 5, in which we requested that you disclose how you believe you can enforce Section 141(k) of the Delaware General Corporation Law and how any actions to do so will affect the vote of security holders and approval of your proposal to remove directors. Disclose also that any vote of shareholders may be subject to judicial review prior to a determination of its validity and that a court may nullify the special meeting's results if are determined not to have complied with the company's bylaws.

Questions and Answers About the Removal Meeting, page 5

15.   We reissue prior comment 5, in which we requested that you revise your disclosure. Consider including a summary of your response in the proxy statement.

Soliciting Materials filed pursuant to Rule 14a-12 on October 6, 2014

16.   Please tell us the basis for your statement that press releases issued by the company and purportedly approved by a majority of its board represent only the view of three directors who "do not represent a constituency other than themselves." Alternatively, revise your disclosure.

        Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions